UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

7337 E. Doubletree Ranch Rd., Suite 190

Scottsdale, AZ 85258

 (Address of principal executive offices)

6529 E. Friess Dr.

Scottsdale, AZ 85254

(Former address if changed since last filing)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 X .  Form 20-F        .  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       .   No       .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

Press Release

On February 14, 2012, the Corporation issued a press release announcing that it has applied for new State Exploration Permits for minerals, including Gold, Silver and Copper in the eastern edge of the Tombstone Mining District. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Limitation on Incorporation by Reference.

The information in this Form 6−K furnished above shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Exchange Act or Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated February 14, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2012
TOMBSTONE EXPLORATION CORPORATION
	By:	/s/ Alan Brown
		Name:	Alan Brown
		Title:	President and Chief Executive Officer

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